Filed Pursuant to Rule 424(b)(3)

Commission File No. 333-115306

PROSPECTUS

6,424,393 Shares

ZHONE TECHNOLOGIES, INC.

COMMON STOCK

This prospectus relates to the offer and sale of up to 6,424,393 shares of our common stock by the selling security holders named in this prospectus. On July 1, 2004, we completed the acquisition of Sorrento Networks Corporation, a Delaware corporation (Sorrento), pursuant to the terms of an Agreement and Plan of Merger dated April 22, 2004 with Sorrento and Selene Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Zhone (Selene), under which Selene merged with and into Sorrento, with Sorrento surviving the merger as our wholly-owned subsidiary. Pursuant to the Agreement and Plan of Merger and as a result of the merger, we assumed, among other things, Sorrento warrants and debentures exercisable or convertible into shares of Sorrento common stock, and those securities became exercisable or convertible into shares of our common stock, with appropriate adjustments to reflect the merger. In addition, we agreed to prepare and file with the Securities and Exchange Commission (SEC) prior to the consummation of the merger a registration statement, of which this prospectus is a part, to register our common stock to be issued upon the exercise or conversion of the warrants and debentures. We are obligated to register for resale an aggregate of 5,392,269 shares of our common stock underlying the warrants and debentures we assumed from Sorrento. We are also registering for resale 1,032,124 shares of common stock that we have issued to some of our other security holders.

The securities may be sold by the selling security holders in one or more transactions, at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, at negotiated prices or by any other lawful method. We will receive no part of the proceeds of the sale of any shares offered in this prospectus by the selling security holders. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling security holders will be borne by them.

Our common stock is quoted on the Nasdaq National Market under the symbol “ZHNE.” On June 23, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $3.88.

Investing in any of our securities involves risk. You should carefully consider the risk factors beginning on page 2 of this prospectus before you make an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 1, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC utilizing a “shelf” registration process. Under a shelf registration process, the selling security holders identified in this prospectus may sell from time to time in the aggregate up to 6,424,393 shares of common stock.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or any other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

The terms “Zhone,” “we,” “us,” “our,” and the “company” refer only to Zhone Technologies, Inc. and our consolidated subsidiaries.

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ZHONE TECHNOLOGIES, INC.

General

We design, develop and market telecommunications hardware and software that simplify today’s telecommunications networks. Our products, which address the connection between network service providers and their subscribers, or the wireline access network, allow network service providers to combine voice, data, video, entertainment and management services over their existing copper wire infrastructure while supporting migration to fiber networks. Our products also enable network service providers to transition to more cost-competitive VoIP and packet-based services without compromising their current ATM and circuit-based revenue streams. In addition, our products allow network service providers to add rich new subscriber services more quickly than is possible with conventional solutions.

We are the first company dedicated solely to developing the full spectrum of next-generation wireline network solutions. Our flagship products are based upon our Single Line Multi Service, or SLMS, architecture. This new approach was specifically developed to address the unmet challenges of managing the complex transition from legacy service delivery to packet-based voice, data and video solutions. We have designed our products to interoperate with different types of wiring and equipment already deployed in service providers’ networks and in subscribers’ homes. Our products enable network service providers to elegantly migrate their existing networks to deliver voice, data, video and entertainment services to their customers.

Our strategy is to develop products through a combination of internal development and acquisitions of companies with applicable technology or market presence. This strategy has allowed us to rapidly advance our flagship products by incorporating key acquired technologies into our SLMS product architecture.

Zhone was originally incorporated under the laws of the State of Delaware in June 1999 and completed its merger with Tellium, Inc., or Tellium, in November 2003. Following the merger, the combined company was renamed Zhone and its stock began trading on the Nasdaq National Market under the symbol “ZHNE.” Our principal executive offices are located at 7001 Oakport Street, Oakland, California 94621. Our telephone number is (510) 777-7000, and our website address is www.zhone.com. The information on our website does not constitute part of this prospectus. Investors can access the periodic report filings we make with the SEC on our website or at www.sec.gov.

Recent Developments

On July 1, 2004, we completed the acquisition of Sorrento Networks Corporation pursuant to the terms of an Agreement and Plan of Merger dated April 22, 2004 with Sorrento and our wholly-owned subsidiary, Selene Acquisition Corp., under which Selene merged with and into Sorrento, with Sorrento surviving the merger as our wholly-owned subsidiary. Pursuant to the Agreement and Plan of Merger and as a result of the merger, we issued 0.9 of a share of our common stock for each outstanding share of Sorrento common stock. In addition, we assumed options, warrants, debentures and other securities exercisable or convertible into Sorrento common stock, and those securities became exercisable or convertible into our common stock, with appropriate adjustments to reflect the application of the exchange ratio in the merger.

Sorrento is headquartered in San Diego, California, and makes optical networking equipment for carriers and enterprises worldwide. Sorrento’s products are designed to help improve transport efficiency and expand the addressable market of its customers’ fiber networks.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement, before deciding to purchase any of the securities offered by this prospectus and any accompanying prospectus supplement. If any of these risks occur, our business could suffer, the market price of our common stock could decline and you could lose all or part of your investment in our securities.

Risk Related to Our Business and Financial Results

We have incurred significant losses to date and expect that we will continue to incur losses in the foreseeable future. If we fail to generate sufficient revenue to achieve or sustain positive cash flow from operations, our stock price could decline.

We have incurred significant losses to date and expect that we will continue to incur losses in the foreseeable future. We (not including Sorrento) had net losses applicable to holders of common stock of approximately $29.9 million for the fiscal year ended December 31, 2003 and $13.4 million for the quarter ended March 31, 2004. Sorrento had net losses applicable to holders of common stock of approximately $6.2 million for the fiscal year ended January 31, 2004 and $4.7 million for the quarter ended April 30, 2004. As of March 31, 2004, we (not including Sorrento) had an accumulated deficit of approximately $609.1 million. As of April 30, 2004, Sorrento had an accumulated deficit of approximately $198.4 million.

We have not had positive cash flow from operations since our inception, and we may not generate them in the future. We have had significant fixed expenses and expect that we will continue to incur significant manufacturing, research and development, sales and marketing, customer support, administrative and other expenses in connection with the ongoing development of our business. In addition, we may be required to spend more on research and development than originally budgeted to respond to industry trends. We may also incur significant new costs related to possible acquisitions and the integration of new technologies. Further, in light of the increased costs associated with compliance with the Sarbanes-Oxley Act of 2002, we are likely to incur increased expenses related to regulatory and legal compliance. We may not be able to adequately control costs and expenses or achieve or maintain adequate operating margins. As a result, our ability to achieve and sustain profitability will depend on our ability to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. If we fail to generate sufficient revenue to achieve or sustain positive cash flow from operations, we will continue to incur substantial operating losses and our stock price could decline.

Our stock has been and will likely continue to be subject to substantial price and volume fluctuations due to a number of factors, many of which will be beyond our control, that may prevent our stockholders from selling our common stock at a profit.

The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Since the consummation of our merger with Tellium, Inc. on November 13, 2003, the trading price of our common stock has ranged from a high of $7.38 per share to a low of $3.07 per share. The securities markets have experienced significant price and volume fluctuations in the past and the market prices of the securities of telecommunications related companies have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock regardless of our actual operating performance.

The market price of our common stock may fluctuate significantly in response to a number of factors, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in expectations as to our future financial performance;

•	changes in financial estimates of securities analysts;

•	release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock;

•	changes in market valuations of other technology companies; and

•	announcements by us or our competitors of significant technical innovations, contracts, standards or acquisitions.

In addition sales of substantial amounts of our common stock in the public market in the future could reduce the prevailing market prices for our common stock. The registration statement of which this prospectus is a part covers the resale of up to 6,424,393 shares of common stock that may be offered for sale by the selling security holders. These sales, or the perception that these sales could occur, could adversely impact trading price of our common stock. Due to these factors, the price of our common stock may decline and investors may be unable to resell their shares of our common stock for a profit.

Your ability to influence key transactions, including changes of control, may be limited by significant insider ownership.

Upon completion of the merger with Sorrento our current directors, executive officers and principal stockholders and entities affiliated with them owned approximately 35% of the outstanding shares of our common stock, based on the number of shares outstanding for each of Zhone and Sorrento as of June 23, 2004 and after giving effect to the application of the exchange ratio in the merger with Sorrento. As a result, our directors, executive officers and principal stockholders and entities affiliated with them, if acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Circumstances may arise in which the interests of these stockholders could conflict with the interests of our other stockholders. These stockholders could delay or prevent a change of our control even if such a transaction would be beneficial to our other stockholders.

We have significant debt obligations, which may limit our financing options and could adversely affect our business, operating results and financial condition.

At April 30, 2004, Sorrento had $11.7 million principal amount of 7.5% senior convertible debentures due August 2, 2007 and other debt totaling $3.6 million, all of which we will assume upon the effective date of the merger with Sorrento. In addition, we had approximately $31.8 million of long-term debt at March 31, 2004. You should be aware that our level of debt could materially and adversely affect us in a number of ways, including:

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

•	limiting our flexibility to plan for, or react to, changes in our business or market conditions;

•	requiring us to use a significant portion of any future cash flow from operations to repay or service the debt, thereby reducing the amount of cash available for other purposes, including reinvestment in our company;

•	making us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage; and

•	making us more vulnerable to the impact of adverse economic and industry conditions and increases in interest rates.

We cannot assure you that we will generate sufficient cash flow or be able to borrow funds in amounts sufficient to enable us to service our debt or to meet our working capital and capital expenditures requirements. If we are unable to generate sufficient cash flow from operations or to borrow sufficient funds to service our debt, due to borrowing base restrictions or otherwise, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of existing debt or obtain additional financing. We cannot assure you that we will be able to sell assets, refinance our debt or borrow more money on terms acceptable to us, if at all.

We have been, and may continue to be adversely affected by recent unfavorable developments in the communications industry, world events and the economy in general.

Our customers and potential customers continue to experience a severe economic slowdown that has led to significant decreases in their revenues. For most of the last five years, the markets for our equipment have been influenced by the entry into the communications services business of a substantial number of new telecommunications companies. In the United States, this was due largely to changes in the regulatory environment, in particular those brought about by the Telecommunications Act of 1996. These new companies raised billions of dollars in capital, much of which they invested in new equipment, causing acceleration in the growth of the markets for telecommunications equipment. More recently, there has been a reversal of this trend, including the failure of a large number of the new entrants and a sharp contraction of the availability of capital to the industry. This industry trend has been compounded by the slowing not only of the U.S. economy, but the economies in virtually all of the countries in which we market our products. This, in turn, has caused a substantial reduction in demand for our equipment.

The continuing acts and threats of terrorism and the geo-political uncertainties in other continents are also having an adverse effect on the U.S. economy and could possibly induce or accelerate the advent of a more severe economic downturn. The U.S. government’s political, social and economic policies and policy changes as a result of these circumstances could have consequences that we cannot predict, including causing further weaknesses in the economy. The long-term impact of these events on our business is uncertain. Additionally, the amount of debt being held by our carrier customers, and the continued cuts to capital spending, puts the businesses of certain of our customers and potential customers in jeopardy. As a result, our operating results and financial condition could be materially and adversely affected.

Capital constraints in the telecommunications industry could restrict the ability of our customers to buy our products.

As a result of the economic slowdown affecting the telecommunications industry and the technology industry in general, our customers and potential customers have significantly reduced the rate of their capital expenditures, a trend that is expected to continue for the rest of 2004. The reduction of capital equipment acquisition budgets or the inability of our current and prospective customers to obtain capital could cause them to reduce or discontinue purchase of our products, and as a result we could experience reduced revenues or operating results. In addition, many of the current and prospective customers for our products are emerging companies with limited operating histories. These companies require substantial capital for the development, construction and expansion of their businesses. Neither equity nor debt financing may be available to these companies on favorable terms, if at all. To the extent that these companies are unable to obtain the financing they need, our ability to make future sales to these customers and realize revenue from any such sales could be harmed. In addition, to the extent we choose to provide financing to these prospective customers, we will be subject to additional financial risk, which could increase our expenses.

If demand for our products does not develop, then our results of operations and financial condition will be adversely affected.

Our future growth depends significantly on our ability to successfully develop, enhance and market our Single Line Multi Service (SLMS) and optical transport products to the network service provider market. Most network service providers have made substantial investments in their current infrastructure, and they may elect to remain with their current architectures or to adopt new architectures in limited stages or over extended periods of time. A decision by a customer to purchase our products will involve a significant capital investment. We will need to convince these service providers of the benefits of our products for future upgrades or expansions. In addition, the success of our products will depend on factors outside of our control, including a resumption of increasing capital equipment purchases by network service providers, regulatory and legal developments and the addition of new, financially viable customers to the market. We do not know whether viable markets for our products will develop or be sustainable. If these markets do not develop or develop more slowly than we expect, our business, financial condition and results of operations will be seriously harmed.

Our future operating results are difficult to predict due to our limited operating history.

We began our business operations in September 1999 and Sorrento Networks, Inc., the primary telecommunications operating subsidiary of Sorrento, began its operations in February 2000. Although we expect our SLMS product line, which we developed internally, will account for a substantial portion of our revenue in the future, to date we have generated a significant portion of our revenue from sales of product lines that we acquired from other companies. Due to our limited operating history, we will have difficulty accurately forecasting our revenue, and will have limited historical financial data upon which to base our operating expense budgets. You should consider our business and prospects in light of the heightened risks and unexpected expenses and problems we may face as a company in a relatively early stage of development in the unpredictable telecommunications industry, which is in the midst of a prolonged downturn.

Any strategic acquisitions or investments by us could dilute our stockholders or result in the assumption of additional contingent liabilities, loss of sales and disruption of our business.

We expect that we will consider acquisitions of, or investments in, complementary companies, products or technologies to supplement our internal growth. Including the acquisition of Sorrento, we have acquired eleven companies or product lines since our inception in 1999. We may encounter difficulties in identifying and acquiring suitable candidates on reasonable terms.

In the event of any future acquisitions, we could:

•	issue stock that would dilute our current stockholders’ percentage ownership;

•	incur substantial debt;

•	assume liabilities;

•	increase our ongoing operating expenses and level of fixed costs;

•	record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	incur amortization expenses related to certain intangible assets;

•	incur large and immediate write-offs; and

•	become subject to litigation.

Any strategic acquisitions or investments that we make in the future will involve numerous risks, including the following:

•	problems combining the acquired operations, technologies or products;

•	unanticipated costs;

•	diversion of management’s time and attention from our existing business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees, particularly those of acquired companies.

We may not be able to successfully integrate the businesses, products, technologies or personnel that we might acquire in the future. We cannot assure you that any strategic investments we may make will meet our financial or other investment objectives. Any failure to do so could seriously harm our business, financial condition and results of operations.

Our success will depend on our executive officers and key employees, and the loss of the services of one or more of them could harm our business.

Our future success will depend on the continued services of our executive officers and other key engineering, manufacturing, operations, sales, marketing and support personnel who have critical industry experience and relationships on which we will rely to build our business, especially Morteza Ejabat, Jeanette Symons, Kirk Misaka, and other key engineering, sales, marketing and support personnel who have critical industry experience and relationships on which we will rely to implement our business plan. The loss of the services of any of our key employees could delay the development and production of our products and negatively impact our ability to maintain customer relationships, which would harm our business, financial condition and results of operations.

Because of the long and variable sales cycles our products, our revenue and operating results may vary significantly from quarter to quarter.

The target customers for our products have substantial and complex networks that they traditionally expand in large increments on a periodic basis. Accordingly, our sales efforts will be focused on prospective customers that may purchase our products as part of large-scale network deployments. Our target customers may require a lengthy evaluation, testing and product qualification process. Throughout this process, we may spend considerable time and incur significant expense educating and providing information to prospective customers about the uses and features of our products. Even after a company makes the final decision to purchase our products, it may deploy the products slowly. The timing of deployment of our products may vary widely, and will depend on a number of factors, including:

•	skill sets of our customers;

•	geographic density of potential subscribers;

•	degree of configuration necessary to deploy our products;

•	ability of a customer to finance its product purchases as well as its operations;

•	accuracy of customer traffic growth demands;

•	specific network deployment plans of the customer;

•	seasonal purchasing patterns;

•	size of the network deployment;

•	degree of configuration necessary to deploy our products; and

•	complexity of the customer’s network.

As a result of any of these factors, we may receive purchase orders for significant dollar amounts on an irregular and unpredictable basis, which may cause our revenue and operating results to vary significantly and unexpectedly from quarter to quarter.

The markets that we serve are highly competitive and, as an early stage company, we may not be able to compete successfully.

Competition in the communications equipment market is intense. We are aware of many companies in related markets that address particular aspects of the features and functions that our products will provide. Currently, our primary competitors include larger equipment companies, such as Advanced Fibre Communications, Alcatel and Lucent Technologies. Sorrento’s primary competitors include ADVA AG Optical Networking, CIENA Corporation, Cisco Systems, Fujitsu, Lucent Technologies and Nortel Networks. We may also face competition from other large communications equipment companies or other companies with significant market presence and financial resources that may enter our markets in the future. In addition, a number of new public and private companies have announced plans for new products to address the same network needs that our products will address, both domestically and abroad. Some of these companies may have lower cost structures than us.

Many of our competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical, sales and marketing resources than we do. These competitors may be able to undertake more extensive marketing efforts, adopt more aggressive pricing policies and provide more customer financing than we can. Moreover, our competitors may foresee the course of market developments more accurately than we will and could develop new technologies that render our products less valuable or obsolete.

In our markets, competitive factors include:

•	performance;

•	reliability and scalability;

•	ease of installation and use;

•	interoperability with existing products;

•	upgradeability;

•	geographic footprints for products;

•	ability to support customer financing;

•	breadth of services;

•	price;

•	technical support and customer service; and

•	brand recognition.

If we are unable to compete successfully against our competitors, we may have difficulty obtaining customers, and we could experience price reductions, order cancellations, increased expenses and reduced gross margins, any of which would harm our business, financial condition and results of operations.

Our target customer base is concentrated, and the loss of one or more of our customers could harm our business.

The target customers for our products are network service providers that operate voice, data and video communications networks. Sorrento’s customer base is comprised primarily of major cable operators. There are a limited number of potential customers in our target markets. We (not including Sorrento) realized 28% of our revenue from two customers in our fiscal year ended December 31, 2003, and Sorrento realized 48% of its net sales from five customers in its fiscal year ended January 31, 2004. A significant portion of our future revenue will depend on sales of our products to a limited number of customers. Any failure of one or more customers to purchase products from us for any reason, including any downturn in their businesses, would seriously harm our business, financial condition and results of operations.

We expect the average selling prices of our products to decline, which may reduce revenue and gross margins.

The industry in which we do business has experienced a rapid erosion of average product selling prices. Consistent with this general trend, we anticipate that the average selling prices of our products will decline in response to a number of factors, including:

•	competitive pressures;

•	increased sales discounts; and

•	new product introductions by competitors.

If we are unable to achieve sufficient cost reductions and increases in sales volumes, this decline in average selling prices of our products will reduce our revenue and gross margins.

Pending lawsuits against us could distract our management and could result in substantial costs or large judgments against us.

We are a party to various lawsuits and claims in the normal course of our business. In addition, we are currently involved in several litigation matters that we inherited as a result of our acquisition of Tellium, Inc. These suits and any future litigation could result in substantial costs and the diversion of management’s attention and resources away from the operation of our business in order to respond to the litigation. There can be no assurance that actions that have been brought against us or that may be brought against us will be resolved in our favor. Regardless of whether they are resolved in our favor, these lawsuits are, and any future lawsuits to which we may become a party in the future will likely be, expensive and time consuming to defend or resolve. Any losses resulting from these claims could adversely affect our profitability and cash flow.

The communications industry is subject to governmental regulations that could negatively affect our growth and reduce our revenue.

The Federal Communications Commission, or FCC, has jurisdiction over the communications industry in the United States and, as a result, our products and our customers’ products are subject to FCC rules and regulations. Current and future FCC rules and regulations affecting communications services or customers’ businesses or products could negatively affect our business. The uncertainty associated with future FCC decisions may result in network service providers delaying decisions regarding expenditures for equipment for broadband services. In addition, international regulatory standards will govern our products in foreign markets. Domestic and international regulatory requirements could result in postponements or cancellations of product orders, which would harm our business, financial condition and results of operations. Further, we cannot be certain that we will be successful in obtaining or maintaining any regulatory approvals that may, in the future, be required to operate our business.

We do not anticipate paying dividends in the foreseeable future.

We have never paid any dividends to our stockholders, and we do not anticipate paying a cash dividend to our stockholders in the foreseeable future. We expect to retain our earnings, if any, for the future operation and expansion of our business. Accordingly, you will have to rely on sales of your common stock after price appreciation, which may never occur, as the only way to realize a return on your investment.

Risks Related to Our Products

Because our products are complex and will be deployed in complex environments, our products may have defects that are discovered only after full deployment, which could result in us losing customers and revenue.

Our products are complex and are designed to be deployed in large quantities and across complex networks. Because of the nature of these products, they can only be fully tested when completely deployed in large networks with high amounts of traffic. Customers may discover errors or defects in our hardware or software, or our products may not operate as expected, after they have been fully deployed. If we are unable to fix defects or other problems that may be identified after full deployment, we could experience:

•	loss of revenue and market share;

•	loss of existing customers;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by our customers; and

•	increased insurance costs.

Defects, integration issues or other performance problems in our products could also result in financial or other damages to our customers. Customers could seek damages for related losses from us, which could seriously harm our business, financial condition and results of operations. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly and would put a strain on our management and resources. The occurrence of any of these problems would seriously harm our business, financial condition and results of operations.

If we fail to enhance our existing products or develop and introduce new products that meet changing customer requirements and technological advances, our ability to sell our products would be materially and adversely affected.

Our target markets are characterized by rapid technological advances, evolving industry standards, changes in end-user requirements, frequent new product introductions and changes in communications offerings from network service providers. Our future success will significantly depend on our ability to anticipate or adapt to such changes and to offer, on a timely and cost-effective basis, products that meet changing customer demands and industry standards. We may not have sufficient resources to successfully and accurately anticipate technological and market trends, manage long development cycles or develop, introduce and market new products and enhancements. We cannot assure you that our existing and future third-party licenses will be available on commercially reasonable terms, if at all. Our inability to maintain or obtain any third-party license required to sell or develop our products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost. If we are not able to develop new products or enhancements to existing products on a timely and cost-effective basis, or if the new products or enhancements fail to achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

If our products do not meet industry standards that may emerge, or if some industry standards are not ultimately adopted, we will not gain market acceptance and our revenue will not grow.

Our success depends, in part, on both the adoption of industry standards for new technologies in our target markets and product compliance with these industry standards. The absence of industry standards may cause potential customers to delay purchases of new equipment until standards are adopted and prevent market acceptance of our products. In addition, in developing our products, we have made, and will continue to make, assumptions about the industry standards that may be adopted by our competitors and existing and potential customers. If industry standards are adopted that are different from those that we have chosen to support, customers may not select and purchase our products, and our sales and revenue will be significantly reduced.

Our ability to compete could be jeopardized and our business plan seriously compromised if we are unable to protect our intellectual property.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants, corporate partners and customers, and control access to, and distribution of, our software, documentation and other proprietary information. Despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of technology is difficult, and we cannot assure you that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

In the future we may become involved in disputes over intellectual property, which could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products.

We or our customers may become a party to litigation in the future to protect our intellectual property or to respond to allegations that we infringe another party’s intellectual property. In the future, we may receive communications from third parties inquiring about our interest in licensing certain of the third party’s intellectual property or more generally identifying intellectual property that may be the basis of a future infringement claim. We have received letters from Lucent Technologies stating that many of our products are using technology covered by or related to Lucent patents and inviting us to discuss a licensing arrangement with Lucent. To date, no lawsuit or other formal action has been filed by Lucent. However, we cannot assure you that we would be successful in defending against any Lucent infringement claims. To the extent we are not successful in defending such claims, we may be subject to substantial damages (including possible treble damages and attorneys’ fees).

If a party accuses us of infringing upon its proprietary rights, we would have to defend ourselves and possibly our customers against the alleged infringement. We cannot assure you that we would prevail in any intellectual property litigation, given its complex technical issues and inherent uncertainties. If we are unsuccessful in any such litigation, we could be subject to significant liability for damages and loss of our proprietary rights. Intellectual property litigation, regardless of its outcome, would likely be time consuming and expensive to resolve. Any such litigation could force us to stop selling, incorporating or using our products that include the challenged intellectual property, or redesign those products that use the technology. In addition, if a party accuses us of infringing upon its proprietary rights, we may have to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Expansion of Our Business

Our business will suffer if we fail to properly manage our growth and continually improve our internal controls and systems.

We expect to increase the scope of our business and operations over time. Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. To manage growth properly, we must:

•	hire, train, manage and retain qualified personnel, including engineers and research and development personnel;

•	carefully manage and expand our manufacturing relationships and related controls and reporting systems;

•	effectively manage multiple relationships with our customers, suppliers and other third parties;

•	implement additional internal controls over financial reporting, and disclosure controls and procedures; and

•	successfully integrate employees of acquired companies.

Failure to do any of the above in an efficient and timely manner could seriously harm our business, financial condition and results of operations.

We may not achieve the benefits we expect from the merger with Sorrento, which may have a material adverse effect on our business, financial condition and results of operations and could result in the loss of key personnel.

In order to realize any benefits or synergies anticipated from the consummation of the merger with Sorrento, we will need to overcome significant challenges, including timely, efficient and successful execution of a number of post-merger strategies, which include:

•	combining the operations of Sorrento with us;

•	integrating and managing Sorrento and our operations;

•	combining diverse product and service offerings;

•	coordinating research and development activities to enhance introduction of new products and services;

•	minimizing the diversion of management attention from ongoing business concerns;

•	retaining and assimilating the key personnel of Sorrento;

•	preserving customer, distribution, reseller, manufacturing, supplier and other important relationships of both Zhone and Sorrento and resolving potential conflicts that may arise; and

•	creating and maintaining uniform standards, controls, procedures and policies.

The execution of these post-merger strategies will involve considerable risks and may not be successful. These risks include:

•	potential disruption of ongoing business and diversion of management attention from business matters to integration issues;

•	unanticipated expenses and potential delays related to integration of technology and other resources of the two companies;

•	risks associated with the integration of systems and controls, including internal controls over financial reporting;

•	impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel;

•	potential unknown liabilities associated with the merger and the combined operations; and

•	differences in the business cultures of Zhone and Sorrento, maintaining employee morale and retaining key employees.

Our failure to overcome these risks or any other problems encountered in connection with the merger could slow our growth or lower the quality of our services, which could reduce customer demand and have a negative impact upon the price of our common stock.

The costs of completing the merger with Sorrento are substantial and will affect our results of operations.

We anticipate incurring transaction costs, including severance, of at least $2 million in connection with the merger with Sorrento. These, primarily, are costs associated with combining the businesses of the two companies and the fees of financial advisors, attorneys, consultants and accountants. Unanticipated events could increase the costs of combining the two companies. If the benefits of the merger do not exceed the associated costs, including transaction and severance costs, costs associated with integrating the two companies and dilution of our stockholders resulting from the issuance of shares in connection with the merger, our financial results, including earnings per share, could be materially harmed. There can be no assurance that we will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger and the integration of the two companies.

Significant merger-related charges against earnings resulting from the application of the purchase method of accounting will reduce our earnings and may adversely affect the market value of our common stock following the merger with Sorrento.

In accordance with United States generally accepted accounting principles, we will account for the merger with Sorrento using the purchase method of accounting, which will require purchase accounting adjustments that could have a material adverse effect on the market value of our common stock following completion of the merger. Under the purchase method of accounting, we will allocate the total estimated purchase price to Sorrento’s net tangible assets and amortizable intangible assets based on their fair values as of the date of completion of the merger, and record the excess of the purchase price over those fair values as goodwill. We will incur amortization expense over the useful lives of amortizable intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill becomes impaired, we may be required to incur material charges relating to the impairment of that asset. These amortization and potential impairment charges could have a material impact on our results of operations.

If we do not successfully integrate with Sorrento or the benefits of the merger with Sorrento do not meet the expectations of investors or financial or industry analysts, the market price of our common stock may decline.

The market price of our common stock may decline as a result of the merger with Sorrento for a variety of reasons, including, among others, the following:

•	the integration of Zhone and Sorrento is not completed in a timely and efficient manner;

•	we do not achieve the benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts; and

•	significant numbers of our stockholders dispose of their shares after the merger.

If we are unable to expand our sales, marketing and distribution channels, we may be unable to increase market awareness and sales of our products, which may prevent us from increasing our sales and achieving and maintaining profitability.

Our products require a sophisticated sales and marketing effort targeted towards a limited number of key individuals within our current and prospective customers’ organizations. These customers may have long-standing vendor relationships that may inhibit our ability to generate business. We currently use direct sales forces and we expect to develop a distribution channel as required in different regions, using both direct and indirect sales. We believe that our success will depend on our ability to establish successful relationships with various distribution partners as required by customer or region. Customer partnerships may be with vendors that are also competitors and as such we are at greater risk of failing to establish these potential customer-driven partnerships. If we are unable to expand our sales, marketing and distribution operations, we may not be able to effectively market and sell our products, which may prevent us from increasing our sales and achieving and maintaining profitability.

If we are unable to deliver the high level of customer service and support demanded by customers, we may be unable to increase our sales or may lose customers and our operating results will suffer.

Our products are complex, and customers demand that a high level of customer service and support be available at all hours. Customer service and support functions are provided by a small internal customer service and support organization. We may need to increase our staff to support new and existing customers. The reduction of on-site and regional support personnel may negatively impact our ability to properly service customer activities in a timely manner and may also negatively impact customer satisfaction.

If we are unable to manage these functions internally and satisfy our customers with a high level of service and support, any resulting customer dissatisfaction could impair our ability to retain customers and make future sales. We may consider using third parties to provide certain customer support services. We may be unable to manage effectively those third parties who may provide support services, and the third parties may not provide adequate levels of customer support. If we are unable to expand our customer service and support organization (internally or externally) and rapidly train these personnel, we may not be able to increase our sales, which could cause our business, financial condition and results of operations to be materially and adversely affected.

If we are unable to successfully develop, manage and expand our international operations, our business could be harmed.

We currently have international operations consisting of sales, technical support and marketing teams in various locations worldwide. We expect that we will continue expanding our international operations in the future. The successful management and expansion of our international operations, including the development of sales and support channels, will require significant human and financial resources. Further, our international operations may be subject to certain risks and challenges that could harm our operating results, many of which will be beyond our control, including:

•	compliance with international technical and regulatory standards that differ from domestic standards;

•	expenses associated with developing and customizing our products for foreign countries;

•	unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

•	fluctuations in currency exchange rates;

•	longer sales cycles for our products;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights;

•	potentially adverse tax consequences; and

•	changes in a country’s or region’s political and economic conditions.

Any of these factors could harm our existing international operations and business or impair our ability to continue expanding into international markets.

If we are unable to obtain additional capital to fund our existing and future operations, we may be required to reduce the scope of our planned product development and marketing and sales efforts, which would harm our business, financial condition and results of operations.

The development and marketing of new products and the expansion of our direct sales operation and associated support personnel require a significant commitment of resources. We may incur significant operating losses or expend significant amounts of capital if:

•	the market for our products develops more slowly than anticipated;

•	we fail to establish market share or generate revenue at anticipated levels;

•	our capital expenditure forecasts change or prove inaccurate; or

•	we fail to respond to unforeseen challenges or take advantage of unanticipated opportunities.

As a result, we may need to raise substantial additional capital. Additional capital, if required, may not be available on acceptable terms, or at all. If additional capital is raised through the issuance of debt securities, the terms of such debt could impose financial or other restrictions on our operations. If we are unable to obtain additional capital or are required to obtain additional capital on terms that are not favorable to us, we may be required to reduce the scope of our planned product development and sales and marketing efforts, which would harm our business, financial condition and results of operations.

If we fail to attract and retain qualified personnel, our business might be harmed.

Our future success will depend in large part upon our ability to identify, attract and retain qualified individuals, particularly research and development and customer service engineers and sales and marketing personnel. Our products are generally of a highly technical nature, and therefore require a sophisticated sales effort targeted at several key people within each prospective customer’s organization. Our target customers will include large network service providers that require high levels of service and support from customer service engineers and sales and marketing personnel. Competition for these employees in the communications industry and in the San Francisco Bay Area in particular, as well as other areas in which we will recruit, may be intense and we may not be successful in attracting or retaining these personnel. If we are not able to hire the kind and number of sales and marketing personnel and customer service engineers required by our product offerings and customers, we may not reach the level of sales necessary to achieve profitability or may be impaired from meeting existing customer demands, either of which could materially harm our business.

Risks Related to Our Product Manufacturing

We will rely on contract manufacturers for a significant portion of our manufacturing requirements.

Through the third quarter of 2003, we utilized Solectron for the majority of our manufacturing requirements for all product lines. During the fourth quarter of 2003, we transitioned the manufacturing of certain product lines to another contract manufacturer, and for another product line, transitioned the manufacturing process internally. We continue to use Solectron to manufacture certain product lines under the terms of an agreement that expired in March 2004. While we have become somewhat less dependent on Solectron for our manufacturing requirements, we expect to continue to rely on contract manufacturers to fulfill a significant portion of our product manufacturing requirements.

Any future manufacturing disruption could impair our ability to fulfill orders. Our future success will depend, in significant part, on our ability to have contract manufacturers produce our products cost-effectively and in sufficient volumes. We face a number of risks associated with our dependence on third-party manufacturers, including:

•	reduced control over delivery schedules;

•	the potential lack of adequate capacity during periods of excess demand;

•	manufacturing yields and costs;

•	quality assurance;

•	increases in prices; and

•	the potential misappropriation of our intellectual property.

We currently do not have any long-term contracts or arrangements with any of our vendors that guarantee product availability, the continuation of particular payment terms or the extension of credit limits. We have experienced in the past, and we may experience in the future, problems with our contract manufacturers, such as inferior quality, insufficient quantities and late delivery of product. To date, these problems have not materially adversely affected us. We may not be able to obtain additional volume purchase or manufacturing arrangements on terms that we consider acceptable, if at all. If we enter into a high-volume or long-term supply arrangement and subsequently decide that we cannot use the products or services provided for in the agreement, our business will be harmed. We cannot assure you that we will be able to effectively manage our relationship with our contract manufacturers, or that these manufacturers will meet our future requirements for timely delivery of products of sufficient quality or quantity. Any of these difficulties could harm our relationships with customers and cause us to lose orders.

Although our existing contract with Solectron expired in March 2004, we continue to use Solectron to manufacture products under the terms of the expired agreement. If we are unable to continue to use Solectron for these manufacturing requirements, then we may be required to manufacture the products produced under this agreement internally or find another outside contract manufacturer. If we fail to successfully transition manufacturing operations in-house or fail to locate and qualify suitable manufacturing candidates capable of satisfying our product specifications or quantity requirements, then we may experience product shortages and, as a result, be unable to fulfill customer orders accurately and timely, which could negatively affect our customer relationships and operating results. Further, new third-party manufacturers may encounter difficulties in the manufacture of our products resulting in product delivery delays.

We may depend on sole or limited source suppliers for several key components. If we are unable to obtain these components on a timely basis, we will be unable to meet our customers’ product delivery requirements, which would harm our business.

We currently purchase, and may continue to purchase, several key components from single or limited sources pursuant to limited term supply contracts. If any of our sole or limited source suppliers experiences capacity constraints, work stoppages or any other reduction or disruption in output, it may be unable to meet our delivery schedule. Our suppliers may enter into exclusive arrangements with our competitors, be acquired by our competitors, stop selling their products or components to us at commercially reasonable prices, refuse to sell their products or components to us at any price or be unable to obtain or have difficulty obtaining components for our products from their suppliers.

In these events, we could be forced to commence a time consuming and difficult process of identifying and qualifying an alternative supplier of the key components. There is no guarantee that such a search would be successful. If we do not receive critical components from our suppliers in a timely manner, we will be unable to meet our customers’ product delivery requirements. Any failure to meet a customer’s delivery requirements could harm our reputation and decrease our sales, which would harm our business, financial condition and results of operations.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or otherwise. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. We use words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “should”, “will”, “would” and similar expressions to identify forward-looking statements. Factors that might cause such a difference include, but are not limited to, the rate of product purchases by current and prospective customers, general economic conditions, conditions specific to the telecommunications and related industries, new product introductions and enhancements by us and our competitors, unanticipated regulatory changes, competition, manufacturing and sourcing risks. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed in any forward-looking statements. Readers are referred to risks and uncertainties identified above, under “Risk Factors” and elsewhere in other reports or documents we file from time to time with the SEC.

USE OF PROCEEDS

We will not receive any proceeds from any sales by the selling security holders of their shares of common stock under this prospectus.

SELLING SECURITY HOLDERS

We are registering a total of 6,424,393 shares of our common stock under this prospectus. On July 1, 2004, we completed the acquisition of Sorrento Networks Corporation pursuant to the terms of an Agreement and Plan of Merger with Sorrento and our wholly-owned subsidiary, Selene, under which Selene merged with and into Sorrento, with Sorrento surviving the merger as our wholly-owned subsidiary. Pursuant to the Agreement and Plan of Merger and as a result of the merger, we assumed Sorrento’s outstanding warrants and debentures, and those securities became exercisable or convertible into shares of our common stock, with appropriate adjustments to reflect the application of the exchange ratio in the merger. In addition, we agreed to prepare and file with the SEC a registration statement, of which this prospectus is a part, to register our common stock to be issued upon the exercise or conversion of the warrants and debentures. We are obligated to register for resale an aggregate of 5,392,269 shares of our common stock underlying those securities. In addition, we have agreed to register for resale an aggregate of 1,032,124 shares issued in connection with our acquisition of Gluon Networks, Inc. (Gluon) in February 2004, and other shares issued to certain of our other security holders.

The following table sets forth information with respect to the shares beneficially owned by the selling security holders. Other than as described in the footnotes to the table below, none of the selling security holders has held a position or office or had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our or our predecessors’ or affiliates’ securities.

Beneficial Owner(1)	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered	Shares of Common Stock To Be Owned After Completion of the Offering(2)	Percentage of Common Stock to Be Owned After Completion of the Offering(2)(3)
Warrant and Debenture Holders

M Kingdon Offshore NV	494,475	164,825	329,650	*
Kingdon Associates	176,599	58,866	117,733	*
Kingdom Partners Kingdon	66,714	22,238	44,476	*
Kingdon Family Partnership, LP	47,093	15,698	31,395	*
Philip T. Hempleman	675,000	225,000	450,000	*

Beneficial Owner(1)	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered	Shares of Common Stock To Be Owned After Completion of the Offering(2)	Percentage of Common Stock to Be Owned After Completion of the Offering(2)(3)
Five Points Fund, LP	80,303	80,303	0	*
Five Points Fund II, L. P.	84,488	84,488	0	*
Five Points Offshore Fund, Ltd.	60,210	60,210	0	*
Heimdall Investments Ltd.	282,329	282,329	0	*
STG Capital Fund, Ltd.	225,450	75,150	150,300	*
STG Capital Partners (QP), LP	112,050	37,350	74,700	*
Colonial Fund, LLC	112,500	112,500	0	*
CDIB Capital Investment America Ltd.	137,354	45,785	91,569	*
Geduld Capital Partners LP	33,750	33,750	0	*
ZLP Master Opportunity Fund, Ltd.	406,980	406,980	0	*
MicroCapital Fund LP	71,969	71,969	0	*
MicroCapital Fund Ltd.	41,666	41,666	0	*
Bonanza Master Fund, Ltd.	90,000	90,000	0	*
Proximity Fund LP	45,000	45,000	0	*
Proximity Partners LP	45,000	45,000	0	*
Bristol Investment Fund, Ltd.	75,758	75,758	0	*
Gryphon Master Fund, L. P.	157,946	157,946	0	*
Bluegrass Growth Fund LP	70,582	70,582	0	*
Lakefront Partners, LLC	40,500	13,500	27,000	*
Roth Capital Partners, LLC (4)	455,545	455,545	0	*
Aman Ventures, L.L.C	259,846	1,042	258,804	*
China Development Industrial Bank Inc.	8,860	8,860	0	*
DVA Investment (BVI) Limited)	5,839	245	5,594	*
Menlo Entrepreneurs Fund VIII, L.P.	1,328	1,328	0	*
Menlo Ventures VIII, L.P.	29,499	29,499	0	*
MMEF VIII, L.P.	443	443	0	*
MC Silicon Valley, Inc.	2,889	2,889	0	*
Mitsubishi International Corp.	1,428	1,428	0	*
Mitsui & Co. (U.S.A.), Inc.	10,423	10,423	0	*
Mobius Technology Ventures Advisors Fund VI L.P.	1,509	1,509	0	*
Mobius Technology Ventures Side Fund VI L.P.	1,584	1,584	0	*
Mobius Technology Ventures VI L.P.	38,741	38,741	0	*
Softbank U.S. Ventures Fund VI L.P.	41,551	41,551	0	*
New Enterprise Associates VIII, L.P.(5)	13,425	13,425	0	*
New Enterprise Associates 8A, L.P.(5)	26,850	26,850	0	*
Siemens Venture Capital GmbH	20,847	20,847	0	*
Thomas Alexander	10,423	10,423	0	*
TWP LuxN Investors II	115	115	0	*
U.S. Venture Partners VI, L.P.	220,587	83,386	137,201	*
W. R. Hambrecht/LuxN 3., LLC	650	650	0	*
Wheatley Associates III, L.P.	55,295	2,319	52,976	*
Wheatley Foreign Partners III, L.P.	56,783	2,382	54,401	*
Wheatley Partners III, L.P.	260,623	10,933	249,690	*
William Street Associates VII, LLC	5,925	5,925	0	*
WS Investment Company, LLC (2002A)	2,193	91	2,102	*
Deutsche Bank AG, London Branch	205,470	205,470	0	*
Jeffrey Thorp IRA, Bear Stearns Custodian	82,188	82,188	0	*
Riverview Group, LLC	54,792	54,792	0	*
Elliott Associates L.P	27,396	27,396	0	*
Langley Partners, L.P	82,188	82,188	0	*
Belmarken Holding BV	1,899,404	443,390	1,456,014	1.9%

Beneficial Owner(1)	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered	Shares of Common Stock To Be Owned After Completion of the Offering(2)	Percentage of Common Stock to Be Owned After Completion of the Offering(2)(3)
Telcom—SNI Investors, L.L.C.	36,264	35,866	398	*
James B. Fleming, Jr.	12,627	12,228	399	*
Hamid Akhavan	3,668	3,668	0	*
Sorrento Holdings, L.L.C	158,970	158,970	0	*
Neeti Tandon/Ajay Gupta	1,223	1,223	0	*
Rahul Prakash	16,862	3,668	13,194	*
Universal Telecommunications, Inc.	24,457	24,457	0	*
Anthony Sabatino	1,223	1,223	0	*
Mark Schneider	5,202	4,666	536	*
Farranfore Limited	4,887	4,666	221	*
Rajendra Singh	83,669	83,669	0	*
Neera Singh	83,669	83,669	0	*
HRS Independent Trust	68,189	68,189	0	*
SRS Independent Trust	68,189	68,189	0	*
Inrange Technologies Corporation	73,371	73,371	0	*
D.F. Fisher	6,183	6,115	68	*
David Chapman	6,183	6,115	68	*
Andersen Weinroth & Co., L.P.	85,401	84,634	407	*
ASM Investments, L.L.C	31,794	31,794	0	*
Fisher Capital Partners	12,364	12,228	136	*
Six Rivers Group, Ltd	11,005	11,005	0	*
Summit Capital Management	12,364	12,228	136	*
Virgo Cap, Inc	12,228	12,228	0	*
Renn Zaphiropoulos	7,381	6,115	1,266	*
Michael S. Kagnoff	2,553	2,446	107	*
GMS Holdings Corp.	5,105	4,892	213	*
Shala Powell	1,855	1,834	21	*
Mart Investment Holdings	13,451	13,451	0	*
Shareholders of Record on May 29, 2003(6)	531,599	531,599	0	*

Former Gluon Stockholders(7)
Venture Lending & Leasing III, LLC	246,973	246,973	0	*
US Venture Partners VIII, L.P.	149,187	149,187	0	*
Vanguard VII, L.P.	133,416	133,416	0	*
New Enterprise Associates 10, L.P.(5)	913,146	143,146	770,000	1.0%
Silicon Valley Bank	92,448	70,598	21,850	*
ONST IV, L.P.	68,338	68,338	0	*
New Enterprise Associates 9, L.P.(5)	3,412,318	52,410	3,359,908	4.3%
Pentech Financial	42,170	42,170	0	*
Fred Fromm	27,428	27,428	0	*
Aztek Engineering	27,166	27,166	0	*
Jeanne Thomas	13,121	13,121	0	*
Vanguard VII-A, L.P.	12,669	12,669	0	*
Pillsbury Winthrop	10,499	10,499	0	*
CoSystems, Inc.	9,998	9,998	0	*
Gary Testa	7,656	7,656	0	*
Chuck Harris	7,437	7,437	0	*
Tam Dam	6,124	6,124	0	*
Vanguard VII Accredited Affiliates Fund, L.P.	4,363	4,363	0	*
JoAnne H. Miller	3,407	3,407	0	*
Vanguard VII Qualified Affiliates Fund, L.P.	1,998	1,998	0	*
Shirish Patel	1,750	1,750	0	*
USVP Entrepreneur Partners VIII-A L.P.	1,419	1,419	0	*

Beneficial Owner(1)	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered	Shares of Common Stock To Be Owned After Completion of the Offering(2)	Percentage of Common Stock to Be Owned After Completion of the Offering(2)(3)
USVP VIII Affiliates Fund, L.P.	1,104	1,104	0	*
USVP Entrepreneur Partners VIII-B L.P.	736	736	0	*

Other Selling Security Holders
Steven De George	4,687	4,687	0	*
John & Karen Egan	4,687	4,687	0	*
Bernard & Mary McKay	4,500	4,500	0	*
Donald & Diane Plant	4,500	4,500	0	*
John & Shelly Pittman	1,250	1,250	0	*
Richard & Maria Schenk	625	625	0	*
James Dee	1,250	1,250	0	*
Massoud & Shohreh Amini	625	625	0	*
Make a Wish Foundation	10,000	10,000	0	*

(*)	Less than 1%.

(1)	Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Each selling stockholder has sole voting power and investment power with respect to all shares listed as owned by that selling stockholder.

(2)	We do not know when or in what amounts the selling security holders will offer shares for sale, if at all. The selling security holders may sell any or all of the shares included in and offered by this prospectus. Because the selling security holders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the selling security holders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling security holders.

(3)	Calculated on the basis of 78,191,082 shares of common stock, which is the approximate number of shares of our common stock outstanding as of June 23, 2004.

(4)	This selling stockholder is a broker-dealer and received the warrants to purchase common stock as compensation for services performed as placement agent in private placements in the ordinary course of business. At the time this selling stockholder was issued the securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(5)	This selling security holder is an affiliate of New Enterprise Associates, a venture capital firm which beneficially owns an aggregate of 7,024,864 shares, or approximately 9.0%, of our outstanding common stock as of June 23, 2004 (including the shares held by the selling security holder). The number of shares set forth on the table for New Enterprise Associates 10, L.P. includes 43,110 shares issuable upon the exercise of warrants.

C. Richard Kramlich, a member of our board of directors, is a general partner of New Enterprise Associates. In addition, Morteza Ejabat, our Chairman and Chief Executive Officer, Jeanette Symons, our Chief Technology Officer, and Robert Dahl, a member of our board of directors, and/or trusts for the benefit of the foregoing persons or their family members, have partnership interests in various New Enterprise Associates entities.

(6)	Represents the registration of 531,599 shares of common stock issuable upon the exercise of warrants issued to the stockholders of record of Sorrento on May 29, 2003 in connection with Sorrento’s restructuring transaction.

(7)	For each former security holder of Gluon, 10% of the shares offered are held in escrow until the one year anniversary of the date of our acquisition of Gluon, which will expire in February 2005.

PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales (other than short sales established prior to the effectiveness of the registration statement to which this prospectus is a part);

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the Securities Act), if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares (including shares issued upon exercise of the warrants) owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

Upon us being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (1) the name of each such selling security holder and of the participating broker-dealer(s), (2) the number of shares involved, (3) the price at which such the shares of common stock were sold, (4) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (5) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (6) other facts material to the transaction. In addition, upon us being notified in writing by a selling security holder that a donee or pledgee intends to sell more than 500 shares of our common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents who are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling security holder and/or the purchasers.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the selling security holders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

Indemnification and Contribution

We may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

DESCRIPTION OF OUR COMMON STOCK

The following summary describes the general terms of our common stock. It does not purport to be complete and is subject in all respects to the applicable provisions of Delaware law and of our constituent documents and of the constituent documents of our subsidiaries. Our restated certificate of incorporation and bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

Our authorized capital stock consists of 900 million shares of common stock and 25 million shares of preferred stock, par value $0.001 per share. At June 23, 2004, there were approximately 78.2 million shares of common stock and no shares of preferred stock outstanding. Subject to the other provisions of our restated certificate of incorporation and any preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by our Board of Directors out of the funds legally available therefor. Each holder of common stock is entitled to one vote for each share held of record by the holder. If we liquidate, dissolve, or wind up the company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any senior liquidation preference of any outstanding preferred stock. The outstanding shares of common stock have no preemptive, subscription, redemption or conversion rights. Cumulative voting for the election of directors is not authorized by our restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. All of the outstanding shares of common stock are, and the shares to be outstanding upon completion of this offering will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future.

Obligations to Issue Common Stock

We have adopted and maintain equity incentive and stock purchase plans pursuant to which we are authorized to issue stock, stock options and other types of stock-based awards to employees, directors, consultants and other persons who provide services to us. As of June 23, 2004, we had outstanding options to acquire approximately 4.6 million shares of common stock under these plans. We have reserved approximately an additional 7.0 million shares of common stock for future issuance under our stock option plans, and 1.45 million shares of common stock for issuance under our employee stock purchase plan. We have also reserved approximately 5.4 million shares for issuance upon the exercise or conversion, as applicable, of options, warrants, debentures and other securities exercisable or convertible into Sorrento common stock that we assumed upon consummation of the merger with Sorrento.

Antitakeover Provisions

Effect of Delaware Law Statute. We are incorporated under the laws of the state of Delaware and therefore subject to Delaware corporate law, including Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (1) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (2) the affiliates and associates of any such person.

Certificate of Incorporation and Bylaw Provisions. Provisions of our restated certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire or gain control of us. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders. Moreover, our bylaws have eliminated the right of stockholders to act by written consent and do not allow for cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of us.

Our restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders of the company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by the stockholders. Our bylaws provide that special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board of Directors or the President and not by any other person. Business to be transacted at any special meeting of stockholders must be specified in and confined to the purpose or purposes stated in the notice of such meeting.

Our restated certificate of incorporation provides that we may amend or repeal any provision contained in the restated certificate of incorporation in a manner consistent with Delaware law. However, our restated certificate of incorporation also provides that 66 2/3% of the voting power of all shares entitled to vote generally in the election of directors is required to adopt any provision inconsistent with, to amend or repeal any provision of, or to adopt a bylaw inconsistent with the provisions of our certificate of incorporation regarding our board of directors (Article V), the liability of our directors (Article VI), indemnification of our directors and officers (Article VII), actions taken by our stockholders (Article VIII) and amendments to our restated certificate of incorporation and bylaws (Article IX).

Our bylaws may be amended only in accordance with our restated certificate of incorporation, which provides that our bylaws may be adopted, amended or repealed by our board of directors or stockholders, provided that any such action by our stockholders must be approved by the affirmative vote of the holders of 66 2/3% of the voting power of all shares entitled to vote generally in the election of directors.

Classified Board of Directors. Our restated certificate of incorporation provides that the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, because the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors. Our authorized number of directors is nine and may be fixed from time to time exclusively by the Board of Directors, provided that the total number of directors may not be less than three nor more than eleven.

Our restated certificate of incorporation provides that, subject to the rights of the holders of our preferred stock then outstanding, any director may be removed from office at any time, but only for cause, at a meeting called for that purpose, and only by the affirmative vote of holders of at least 66 2/3% of the voting power of all shares of our common stock entitled to vote generally in the election of directors. Our restated certificate of incorporation further provides that, subject to the rights of the holders of any class of our capital stock then outstanding, vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or any other cause and newly created directorships resulting from any increase in the number of directors may be filled by (1) the board of directors, provided that a quorum is then in office and present, (2) a majority of the directors then in office, if less than a quorum is then in office, or (3) by the sole remaining director. Our restated certificate of incorporation further provides that whenever the holders of one or more series of our preferred stock have the right, voting separately or together by series, to elect directors at an annual or special meeting of stockholders, the filling of vacancies and other features of such directorship shall be governed by the rights of our preferred stock as set forth in the certificate of designation governing such series.

Notice Procedures. Our bylaws establish advance notice procedures with regard to all stockholder proposals or nominations of candidates for election to the board of directors to be brought before meetings of our stockholders. These procedures provide that notice of such stockholder proposals or nominations must be timely given in writing to the secretary of Zhone prior to the meeting. To be timely, notice of stockholder proposals or nominations to be brought before an annual meeting of stockholders must be received by the secretary of Zhone not less than 90 calendar days prior to the date of the anniversary of the previous year’s annual meeting. If the annual meeting is scheduled to be held on a date more than 30 days prior to or delayed by more than 60 days after the anniversary of the previous year’s annual meeting, notice will also be timely if received by us if it is received by the later of the close of business 90 days prior to the annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or publicly disclosed. To be timely, notice of stockholder nominations to be brought before a special meeting of stockholders called for the purpose of electing directors must be received by the secretary of Zhone by the close of business on the tenth day following the earlier of the day on which notice of the date of the special meeting was mailed or publicly disclosed. Any notice of a stockholder proposal or nomination must contain the relevant information specified in our bylaws.

Limitation of Director Liability. Our restated certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, directors will not be personally liable for monetary damages for breach of a director’s fiduciary duties as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts of omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements. Our restated certificate of incorporation provides that any person who was or is a party or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at our request as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses reasonably incurred or suffered by such person in connection therewith, including attorney’s fees, judgments, fines and amounts paid in settlement, and held harmless by us to the fullest extent permitted by the Delaware General Corporation Law. These indemnification rights are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, our restated certificate of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise.

Additionally, we will pay expenses incurred by our directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if we receive an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us, as authorized by our restated certificate of incorporation.

We have entered into indemnification agreements with our directors and executive officers, which provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law. In addition, we are authorized to and have purchased and maintain liability insurance on behalf of our directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

VALIDITY OF THE SECURITIES

The validity of the securities issued hereunder will be passed upon for us by our counsel, Latham & Watkins LLP, San Diego, California.

EXPERTS

Our consolidated balance sheets as of December 31, 2003 and 2002, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting. The audit report dated February 3, 2004 contains an explanatory paragraph describing Zhone’s restatement of the financial statements for the year ended December 31, 2002 and an explanatory paragraph describing Zhone’s change in accounting for goodwill and other intangible assets on January 1, 2002.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act with the SEC. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are a part of the registration statement. For further information with respect to us and our securities, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy any document that we file with the SEC at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549.

We are also subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information can be inspected and copied on the Internet at http://www.sec.gov; and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them under certain conditions, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and any information that we file subsequent to this prospectus with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete.

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	Our Current Reports on Form 8-K filed on February 6, 2004, April 23, 2004 and July 1, 2004; and

•	The description of Zhone common stock set forth in the Registration Statement on Form S-1 (No. 333-46362) filed with the SEC on September 22, 2000, as amended, and any amendment or report filed with the SEC for the purpose of updating such description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference in this prospectus. These documents that we file later with the SEC and that are incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

We will provide to any person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of these filings, at no cost, upon request to us in writing or by telephone at the following address:

Investor Relations

Zhone Technologies, Inc.

7001 Oakport Street

Oakland, CA 94621

(510) 777-7013

ZHONE TECHNOLOGIES, INC.

COMMON STOCK

PROSPECTUS

July 1, 2004